RPC Incorporated, 2801 Buford Highway NE, Ste. 520, Atlanta, GA  30329.  Telephone:  (404) 321-2140   Facsimile:  (404) 321-5483

VIA EDGAR

December  21, 2011

Mr. Ethan Horowitz
Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

RE:           RPC, Inc.
Form 10-K for Fiscal Year ended December 31, 2010
File No. 001-08726
Your comment letter dated December 6, 2011

Dear Mr. Horowitz:

Below are our responses to the comments raised in the above referenced letter.  In an effort to facilitate the Staff’s review, we have repeated the comments prior to setting forth our response thereto.

Form 10-K for Fiscal Year Ended December 31, 2010

Exhibit 31 – Section 302 Certification

1.
We note that Section 302 certifications filed with your Form 10-K are dated March 4, 2010.  Please revise to provide currently dated Section 302 certifications.  Refer to Rule 13a-14 or Rule 15d-14(a) of the Exchange Act.

We have filed an amended Form 10-K responsive to your comment.

Exhibit 32 – Section 906 Certifications

2.
We note that the certifications furnished pursuant to Section 906 of the Sarbanes – Oxley Act make reference to your Form 10-K for the period ended December 31, 2009 (i.e., rather than the period ended December 31, 2010).  In addition, the signatures provided by your officers are dated March 4, 2010.  Please file a full amendment to your Form 10-K to address the deficiencies in these certifications.

We have filed an amended Form 10-K responsive to your comment.

The company confirms the following:

•	The company is responsible for the adequacy and accuracy of the disclosure of the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any further comments or questions to me at (404) 321-2149.

Sincerely,

/s/ Ben M. Palmer
Ben M. Palmer
RPC, Inc.
Chief Financial Officer

cc:       Mr. Richard A Hubbell
    Mr. Stephen D. Fox